Exhibit 99.40

SIXTH FACTORING AMENDING AGREEMENT

THIS SIXTH FACTORING AMENDING AGREEMENT (this “Sixth Amending Agreement”) is dated as of December 23, 2024, by and between NURAN WIRELESS INC., a corporation existing under the laws of the Province of British Columbia (the “Corporation”), and ADVANCE FACTORING INC., a corporation existing under the laws of the Province of Ontario (the “Factor”). The Corporation and the Factor are referred to as a “Party” and collectively as the “Parties”.

WHEREAS, the Parties entered into a factoring agreement dated August 28, 2023 (the “Factoring Agreement”);

AND WHEREAS the Parties entered into a factoring amending agreement dated September 27, 2023 (the “Amending Agreement”), which was subsequently amended by a second factoring amending agreement dated November 29, 2023 (the “Second Amending Agreement”), which was subsequently amended by a third factoring amending agreement dated December 22, 2023 (the “Third Amending Agreement”), which was subsequently amended by a fourth factoring amending agreement dated April 2, 2024 (the “Fourth Amending Agreement”), which was subsequently amended by a fifth factoring amending agreement dated June 25, 2024 (the “Fifth Amending Agreement”);

AND WHEREAS, all capitalized terms used in this Sixth Amending Agreement which are not otherwise defined herein will have the meanings ascribed thereto in the Factoring Agreement;

AND WHEREAS the Parties have agreed to further amend the terms of the Factoring Agreement as detailed herein;

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1.	The Parties hereby agree and confirm that, other than interest that has already been paid in 2024, interest for 2024 shall accrue at a rate of 5% per annum without compounding, until January 1, 2025, on which date interest shall revert to 15% per annum without compounding until a new event of default is triggered.

2.	Amend Section 4.5 in the Factoring Agreement, as amended by Section 7 of the Fifth Amending Agreement and herein, as follows:

(a)	Delete the reference to “$17,886,251.50” and is hereby replaced with “$25,486,251.50, of which $18,508,740.23 remains outstanding after Recourse Notices to date, which has been paid for as of the date hereof (“Paid Accounts”)”.

(b)	Delete the reference to “such amount equal to $7,303,340.95 plus USD$2,000,000, to be funded in USD or CAD at the Factor’s discretion” and is hereby replaced with “$10,043,340.95, of which $8,247,202.85 has been paid for the Paid Accounts and $1,796,138.10 remains unpaid (“Unpaid Purchase Price”) for $4,500,000 of unpaid accounts (“Unpaid Accounts”)”.

(c)	Delete Section 7(c) of the Fifth Amending Agreement and replaced with “Add 4.5.5 as follows: “cash payments totaling C$1,796,138.10, to be funded in USD or CAD at the Factor’s discretion, payable to the Seller by wire, in tranches, within five (5) business days following a request by the Seller, provided that no single request exceeds C$150,000 and ten (10) Business Days have passed since the prior request”.

(d)	Add 4.5.6 as follows: “Upon any additional payment by the Factor to the Seller pursuant to Section 4.5.5, the parties agree to transfer the relevant portion of Unpaid Accounts to be Paid Accounts based on the following formula:

A	x	C
B

A = the specific amount of additional payment made by the Factor to the Seller

B = Unpaid Purchase Price prior to this specific additional payment made by the Factor to the Seller.

C = Unpaid Accounts prior to this specific additional payment made by the Factor to the Seller.”

(e)	Add 4.5.7 as follows: “A Certificate shall be issued in the form of one or more Certificate, as set out in Schedule “B”“.

3.	Amend Section 4 of Schedule 1 of the Factoring Agreement to delete the reference to “The face value of an Approved Accounts” and replaced with “The face value of an Approved Accounts which is a Paid Account”.

4.	Schedule 3 in the Factoring Agreement, as amended pursuant to Section 8 of the Second Amending Agreement, as amended pursuant to Section 3 of the Fourth Amending Agreement, as amended pursuant to Section 9 of the Fifth Amending Agreement and herein, is hereby deleted and replaced with “Schedule 3 (revised December 2024)” attached hereto as Schedule “A”, which includes the repurchase of the following Initial Approved Accounts that were subject to a Recourse Notice prior to the date hereof:

Invoice Category	Invoice number	Date	($USD)	($CAD)
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$235,329.76
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$145,794.03
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$230,533.85
		TOTAL	$446,465.43	$611,657.64

5.	The reference to “US$1.35:CAD$1” in Schedule 1 in the Factoring Agreement, as amended pursuant to Section 6 of the Fifth Amending Agreement, is hereby deleted and replaced with “US$1.42:CAD$1”.

6.	The reference to “$15,000,000” in Section 2.1 in the Factoring Agreement, is hereby deleted and replaced with “$25,500,000”.

7.	The Factor also agrees to make up to $300,000 of short term loans available to Corporation, each such loan will include a lending fee of 2%, increasing by 1% for each calendar month, to a maximum of 10%, interest at 15% per annum, payable monthly, default interest of 25% compounding, and if the loan is not repaid within 45 days the principal amount of the amount loaned shall be increased to an amount equal to the principal amount that would have been issued on the issue date if an original issuance discount of 30% was initially included, and the Factor has the right to attribute this amount, plus accrued and unpaid interest to any outstanding Unpaid Purchase Price.

8.	The reference to “$0.35” in the definition for “Conversion Price” in Section 1.1 in the Factoring Agreement, as amended pursuant to Section 1 of the Second Amending Agreement, is hereby deleted and replaced with “$0.20”.

9.	The reference to “three years” in the definition for “Warrant” in Section 1.1 in the Factoring Agreement is hereby deleted and replaced with “five years”.

10.	The parties agree that any reference to “August 28, 2026” in any warrant currently held by Factor or its affiliated or associated entities is hereby deleted and replaced with “August 28, 2028”.

11.	The reference to “107%” in Section 9.2 in the Factoring Agreement, is hereby deleted and replaced with “135%”.

12.	The reference to “30 days” in Section 13.1.9 in the Factoring Agreement, as amended pursuant the Section 3 of the Amending Agreement to “60 days”, as amended pursuant the Section 6 of the Second Amending Agreement to “125 days”, as amended pursuant the Section 2 of the Third Amending Agreement to “156 days”, as amended pursuant the Section 9 of the Fourth Amending Agreement to “246 days”, as amended pursuant the Section 10 of the Fifth Amending Agreement to “1 year” is hereby deleted and replaced with “18 months”.

13.	Add the following definition in Section 1.1 of the Factoring Agreement: “Certificate” means a certificate evidencing Paid Accounts outstanding, substantially in the form attached as Schedule “B”.

14.	Section 10.8 in the Factoring Agreement, as amended pursuant the Section 5 of the Fourth Amending Agreement, is hereby deleted and replaced with the following:

“10.8	Without the prior written consent of the Factor, the Seller will not be permitted to convert the Conversion Amount into Units at the Conversion Price to the extent that, after giving effect to such conversion, the undersigned (together with the Factor’s affiliates acting jointly or in concert with the undersigned, the “Joint Actors”) would beneficially own in excess of 9.9% of the number of the Common Shares issued and outstanding immediately after giving effect to such conversion, on a partially diluted basis assuming the conversion of all securities of the Joint Actors which are convertible into Common Shares within sixty (60) days from the proposed Exercise Date. In addition, the parties hereto acknowledge and confirm that the maximum number of Units permitted to be issued by the Seller remains subject to compliance with section 4.6(2) of Exchange Policy 4 and will not exceed 35,000,000 following the date hereof.”

15.	The following is hereby added as Section 6.1.13 in the Factoring Agreement:

“6.1.13	So long as any Indebtedness remains outstanding hereunder, if the Seller completes any public or private offering of its securities (including securities convertible into Common Shares) (each, a “Future Transaction”), with any individual or entity, the Factor may, in its sole discretion, elect to apply all, or any portion, of the then outstanding Indebtedness as purchase consideration for such Future Transaction.”

16.	In all other respects the terms and conditions set forth in the Factoring Agreement, the Amending Agreement, the Second Amending Agreement, the Third Amending Agreement, the Fourth Amending Agreement, and the Fifth Amending Agreement shall remain unamended.

17.	It is agreed and understood that this Sixth Amending Agreement may be executed by way of facsimile transmission and, further, may be executed in any number of counterparts and all such counterparts shall, for all purposes, constitute one agreement binding on the Parties hereto, providing each party hereto has executed at least one counterpart, and shall be deemed to be an original notwithstanding that all Parties are not signatory to the same counterpart.

18.	This Sixth Amending Agreement shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties have executed this Sixth Amending Agreement as of the date first above written.

NURAN WIRELESS INC.

Per:	/s/ “Jim Bailey”
Authorized Signatory

ADVANCE FACTORING INC.

Per:	/s/ “Shimshon Posen”
Authorized Signatory

Pursuant to the Guarantee between the Parties dated August 28, 2023, the undersigned hereby acknowledges and confirms that the amounts included in this Sixth Amending Agreement are covered by the Guarantee.

NURAN WIRELESS INC.

Per:	/s/ “Jim Bailey”
Authorized Signatory

SCHEDULE “A”

 Schedule 3 (revised December 2024)

Initial Approved Accounts

Deemed Exchange Rate (USD:CAD)	1.40

Category	($USD)	($CAD)	Actual Paid Accounts ($CAD)	Unpaid Accounts ($CAD)
Equipment – DRC	$868,291.77	$1,232,974.31	$1,232,974.31
Equipment – Cameroon	$779,252.12	$1,106,538.01	$1,106,538.01
Services – DRC	$3,866,243.55	$5,490,065.84	$5,490,065.84
Services – Cameroon	$3,415,896.79	$4,850,573.44	$4,850,573.44
MINTA	$1,125,973.80	$1,598,882.80	$1,598,882.80
New Invoices	$6,147,680.16	$8,729,705.83	$4,229,705.83	$4,500,000.00
Recourses to Date	$1,828,579.24	$2,477,511.27
TOTAL	$18,031,917.43	$24,086,251.50	$18,508,740.23	$4,500,000.00

COMPRISED OF THE FOLLOWING

Invoice Category	Invoice number	Date	($USD)	($CAD)	Notes

Equipment – DRC	NR10127	2021-11-25	$287,266.65	$407,918.64
Equipment – DRC	NR10143	2021-12-08	$30,460.22	$43,253.51
Equipment – DRC	NR10189	2022-06-17	$354,776.55	$503,782.70
Equipment – DRC	NR10207	2022-08-24	$87,472.00	$124,210.24
Equipment – DRC	NR10207	2022-08-24	$1,897.35	$2,694.24
Equipment – DRC	NR10207	2022-08-24	$106,419.00	$151,114.98	Added Pursuant to 6th Amendment
Equipment – DRC		TOTAL	$868,291.77	$1,232,974.31

Equipment – Cameroon	NR10107	2021-08-01	$31,026.90	$44,058.20
Equipment – Cameroon	NR10109	2021-08-01	$279,044.15	$396,242.69
Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$257,472.77
Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$243,918.44	Added Pursuant to 6th Amendment
Equipment – Cameroon	NR10190	2022-06-08	$1,402.12	$1,991.01
Equipment – Cameroon	NR10206	2022-08-24	$27,651.00	$39,264.42
Equipment – Cameroon	NR10206	2022-08-24	$39,350.85	$55,878.21
Equipment – Cameroon	NR10206	2022-08-24	$24,281.70	$34,480.01
Equipment – Cameroon			$23,403.00	$33,232.26
Equipment – Cameroon		TOTAL	$779,252.12	$1,106,538.01

Services – DRC	NR10248	2022-09-30	$77,333.50	$109,813.57
Services – DRC	NR10250	2022-09-30	$418,021.62	$593,590.70
Services – DRC	NR10252	2022-09-30	$382,565.46	$543,242.95
Services – DRC	NR10256	2022-09-30	$234,000.00	$332,280.00
Services – DRC	NR10280	2022-12-31	$40,158.52	$57,025.10
Services – DRC	NR10281	2022-12-31	$87,170.95	$123,782.75
Services – DRC	NR10283	2022-12-31	$110,511.21	$156,925.92
Services – DRC	NR10286	2022-12-31	$376,800.00	$535,056.00
Services – DRC	NR10299	2023-03-31	$19,487.50	$27,672.25
Services – DRC	NR10301	2023-03-31	$66,799.78	$94,855.69
Services – DRC	NR10303	2023-03-31	$107,436.27	$152,559.50
Services – DRC	NR10305	2023-03-31	$200,000.00	$284,000.00
Services – DRC	NR10341	2023-06-30	$15,337.50	$21,779.25
Services – DRC	NR10340	2023-06-30	$72,968.75	$103,615.63
Services – DRC	NR10339	2023-06-30	$200,000.00	$284,000.00
Services – DRC	NR10338	2023-06-30	$86,050.27	$122,191.38
Services – DRC	NR10353	2023-07-31	$123,381.45	$175,201.66
Services – DRC	NR10356	2023-08-31	$124,291.45	$176,493.86
Services – DRC	NR10358	2023-09-30	$124,088.17	$176,205.20
Services – DRC	NR10367	2023-10-31	$121,030.52	$171,863.34
Services – DRC	NR10374	2023-12-31	$124,176.91	$176,331.21
Services – DRC	FAC/2024/00005	2024-01-31	$123,925.86	$175,974.72
Services – DRC	NR10369	2023-11-30	$125,354.67	$178,003.63
Services – DRC	FAC/2024/00011	2024-02-29	$126,438.57	$179,542.77
Services – DRC	FAC/2024/00017	2024-03-31	$126,339.20	$179,401.66
Services – DRC	FAC/2024/00031	2024-04-30	$125,957.06	$178,859.03
Services – DRC	FAC/2024/00035	2024-05-31	$126,618.36	$179,798.07
Services – DRC		TOTAL	$3,866,243.55	$5,490,065.84

Services – Cameroon	NR10242	2022-09-30	$77,333.50	$109,813.57
Services – Cameroon	NR10244	2022-09-30	$418,021.62	$593,590.70
Services – Cameroon	NR10246	2022-09-30	$358,655.26	$509,290.47
Services – Cameroon	NR10254	2022-09-30	$234,000.00	$332,280.00
Services – Cameroon	NR10258	2022-09-30	$251,703.69	$357,419.24
Services – Cameroon	NR10279	2022-12-31	$40,158.52	$57,025.10
Services – Cameroon	NR10282	2022-12-31	$87,170.95	$123,782.75
Services – Cameroon	NR10284	2022-12-31	$110,511.21	$156,925.92
Services – Cameroon	NR10285	2022-12-31	$94,200.00	$133,764.00
Services – Cameroon	NR10288	2022-12-31	$168,272.88	$238,947.49	Added Pursuant to 6th Amendment
Services – Cameroon	NR10289	2022-12-31	$58,595.43	$83,205.51
Services – Cameroon	NR10298	2023-03-31	$22,926.48	$32,555.60
Services – Cameroon	NR10300	2023-03-31	$78,588.00	$111,594.96
Services – Cameroon	NR10302	2023-03-31	$126,395.66	$179,481.84
Services – Cameroon	NR10304	2023-03-31	$58,823.55	$83,529.44
Services – Cameroon	NR10337	2023-06-30	$18,044.12	$25,622.65
Services – Cameroon	NR10336	2023-06-30	$85,845.62	$121,900.78
Services – Cameroon	NR10335	2023-06-30	$58,823.55	$83,529.44
Services – Cameroon	NR10334	2023-06-30	$101,235.65	$143,754.62
Services – Cameroon	NR10352	2023-07-31	$86,331.14	$122,590.22
Services – Cameroon	NR10355	2023-08-31	$87,401.70	$124,110.41
Services – Cameroon	NR10357	2023-09-30	$87,162.58	$123,770.86
Services – Cameroon	NR10370	2023-11-30	$88,652.58	$125,886.66
Services – Cameroon	NR10375	2023-12-31	$87,266.98	$123,919.11
Services – Cameroon	FAC/2024/00006	2024-01-31	$86,971.63	$123,499.71
Services – Cameroon	FAC/2024/00010	2024-02-29	$89,927.76	$127,697.42
Services – Cameroon	FAC/2024/00018	2024-03-31	$89,810.85	$127,531.41
Services – Cameroon	NR10366	2023-10-31	$83,565.34	$118,662.78
Services – Cameroon	FAC/2024/00032	2024-04-30	$89,361.27	$126,893.00
Services – Cameroon	FAC/2024/00036	2024-05-31	$90,139.27	$127,997.76
Services – Cameroon		TOTAL	$3,415,896.79	$4,850,573.44

Invoice Category	Date	($USD)	($USD) Increase	($CAD)	($CAD) Increased amount see s. 4 of 4th Amendment
MINTA	Dec-23	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Jan-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Feb-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Mar-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Apr-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	May-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Jun-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Jul-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Aug-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Sep-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Oct-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Nov-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Dec-24	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Jan-25	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Feb-25	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Mar-25	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	Apr-25	$47,554.10	$62,554.10	$67,526.82	$88,826.82
MINTA	May-25	$47,554.10	$62,554.10	$67,526.82	$88,826.82
	TOTAL	$855,973.80	$1,125,973.80	$1,215,482.80	$1,598,882.80

Invoice Category	Date	($USD)	($CAD)	Unpaid Accounts ($CAD)	Notes
Monthly Service Invoice	Jul-24	$200,000.00	$284,000.00
Monthly Service Invoice	Aug-24	$200,000.00	$284,000.00
Monthly Service Invoice	Sep-24	$200,000.00	$284,000.00
Monthly Service Invoice	Oct-24	$200,000.00	$284,000.00
Monthly Service Invoice	Nov-24	$200,000.00	$284,000.00
Monthly Service Invoice	Dec-24	$200,000.00	$253,705.83	$30,294.17
Monthly Service Invoice	Jan-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	Feb-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	Mar-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	Apr-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	May-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	June-25	$200,000.00		$284,000.00	Added Pursuant to 6th Amendment
Monthly Service Invoice	July-25	$147,680.16		$209,705.83	Added Pursuant to 6th Amendment
New Equipment Invoices	Jul-24	$300,000.00	$426,000.00
New Equipment Invoices	Aug-24	$300,000.00	$426,000.00
New Equipment Invoices	Sep-24	$300,000.00	$426,000.00
New Equipment Invoices	Oct-24	$300,000.00	$426,000.00
New Equipment Invoices	Nov-24	$300,000.00	$426,000.00
New Equipment Invoices	Dec-24	$300,000.00	$426,000.00
New Equipment Invoices	Jan-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Equipment Invoices	Feb-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Equipment Invoices	Mar-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Equipment Invoices	Apr-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Equipment Invoices	May-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Equipment Invoices	June-25	$300,000.00		$426,000.00	Added Pursuant to 6th Amendment
New Invoices	TOTAL	$6,147,680.16	$4,229,705.83	$4,500,000.00

Recourse #	Recourse Date	Invoice Category	Invoice #	Invoice Date	Invoice ($USD)	Invoice ($CAD)
1	31-Jan-24	Services – Cameroon	NR10302	2023-03-31	$126,395.66	$170,634.14
2	02-Feb-24	Services – Cameroon	NR10300	2023-03-31	$78,588.00	$106,093.80
3	07-Feb-24	Services – Cameroon	NR10304	2023-03-31	$58,823.55	$79,411.79
4	12-Feb-24	Services – Cameroon	NR10289	2022-12-31	$58,595.43	$79,103.83
5	13-Feb-24	Services – Cameroon	NR10284	2022-12-31	$110,511.21	$149,190.13
6	22-Feb-24	Services – DRC	NR10353	2023-07-31	$123,381.45	$166,564.96
7	07-Mar-24	Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13
8	20-Mar-24	Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$231,894.29
9	15-Apr-24	Services – DRC	NR10283	2022-12-31	$110,511.21	$149,190.13
10	25-Apr-24	Services – Cameroon	NR10258	2022-09-30	$251,703.69	$339,799.98
11	24-Jun-24	Equipment – Cameroon	NR10145	2022-01-27	$181,318.85	$244,780.45
12	05-Aug-24	Equipment – Cameroon	NR10187	2022-06-07	$171,773.55	$235,329.76
13	18-Sep-24	Equipment – DRC	NR10207	2022-08-24	$106,419.00	$145,794.03
14	07-Nov-24	Services – Cameroon	NR10288	2022-12-31	$168,272.88	$230,533.85
TOTAL					$1,828,579.24	$2,477,511.27

Approved Accounts: $25,486,251.50	Issue Date: December 23, 2024
Recourses to Date: $2,477,511.27
Approved Accounts Remaining: $23,508,740.23
Paid Accounts: $18,508,740.23
Unpaid Accounts: $4,500,000.00
Total Purchase Price: $10,043,340.95
Purchase Price Paid: $8,247,202.85 Unpaid Purchase Price: $1,796,138.10

NURAN WIRELESS INC.

Subject to the provisions of the factoring agreement dated August 28, 2023, between Nuran Wireless Inc. (the “Corporation”) and Advance Factoring Inc. (the “Holder”), as amended by a factoring amending agreement dated September 27, 2023, which was subsequently amended by a second factoring amending agreement dated November 29, 2023, which was subsequently amended by a third factoring amending agreement dated December 22, 2023, which was subsequently amended by a fourth factoring amending agreement dated April 2, 2024, which was subsequently amended by a fifth factoring amending agreement dated June 25, 2024, which was subsequently amended by a sixth factoring amending agreement dated December 23, 2024 (collectively, the “Factoring Agreement”), for value received, the Corporation hereby acknowledges that the Holder has purchased $18,508,740.23 of Approved Accounts, in lawful money of Canada, from the Corporation, which the Corporation has guaranteed, and promises to pay to the Holder hereof as the Paid Accounts hereof may become due in accordance with the provisions of the Factoring Agreement in accordance with the terms of the Factoring Agreement and, subject as hereinafter provided, to pay interest from the date hereof, at the rate of 5.00% per annum (based on a year of 360 days comprised of twelve 30-day months), payable in arrears in equal quarterly installments (less any tax required by law to be deducted) on December 31, March 31, June 30 and September 30 in each year, increasing to a rate of 15.00% per annum starting January 1, 2025, subject to adjustment pursuant to the Factoring Agreement upon an Event of Default.

Upon and subject to the provisions and conditions of Article 9 and Article 10 of the Factoring Agreement, the Holder shall have the right at Holder’s option, at any time, while any Repurchase Price relating to a Recourse Account (the “Conversion Amount”) remains unpaid under the Factoring Agreement, to elect to convert a part or all of such Conversion Amount owing into Units at the Conversion Price in effect on the date of conversion.

The Conversion Price in effect on the date hereof for each Unit to be issued upon the conversion shall be equal to $0.20 per Unit.

In the event of any inconsistency between the provisions of this certificate and the provisions of the Factoring Agreement, the provisions of the Factoring Agreement shall prevail to the extent of the inconsistency. Capitalized words or expressions used in this certificate shall, unless otherwise defined herein, have the meaning ascribed thereto in the Factoring Agreement.

The Factoring Agreement and this certificate shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF NURAN WIRELESS INC. has caused this certificate to be signed by its authorized representatives as of December 23, 2024.

NURAN WIRELESS INC.

By:	/s/ “Jim Bailey”
Authorized Signatory

CONVERSION NOTICE

To:	NURAN WIRELESS INC. (the “Corporation”)

Reference is made to the factoring agreement between Advance Factoring Inc. (the “Holder”) and the Corporation, dated August 28, 2023, as amended on September 27, 2023, November 29, 2023, December 22, 2023, April 2, 2024, June 25, 2024, and December 23, 2024 (collectively, the “Factoring Agreement”).

Any term not otherwise defined in this Notice shall have the meaning ascribed to it in the Factoring Agreement.

Pursuant to Section 10.6 of the Factoring Agreement, the undersigned hereby provides notice that it elects to convert the below Conversion Amount into Units at the Conversion Price in accordance with the terms of the Factoring Agreement.

Conversion Amount being Converted:	$

Number of Units to be Issued:

Effective Date:

The undersigned hereby directs that the Units are to be issued and delivered as follows:

Registration Instructions:	Delivery Instructions:

Dated this ___ day of _______________, 20__.

Per:
(authorized signing officer)
Name:
Title: